Exhibit 23.5

September 26, 2012

Cerulli Associates

699 Boylston Street

Boston, MA 02116

Attn: Kristofer Hart, Account Manager

BY FAX: 617-507-8129

Re:	Consent to being named in registration statement

Ladies and Gentlemen:

This letter agreement (“Consent Letter”) is being delivered to you in connection with the Registration Statement on Form S-1 (the “Registration Statement”), filed by Silvercrest Asset Management Group Inc. (the “Company”) with the Securities and Exchange Commission, which relates to the Company’s issuance of its Class A Common Stock. The Company requests your consent to be named in the Registration Statement and each amendment or supplement thereto as the source for the factual information and projections included on Exhibit A hereto.

Please acknowledge your consent to the foregoing by signing this Consent Letter in the space provided below and faxing it to the attention of the undersigned at the Company (fax number: 212-649-0625).

Sincerely,

/s/ David Campbell
David Campbell General Counsel

ACKNOWLEDGED AND CONSENTED:
CERULLI ASSOCIATES

By:	/s/ KURT CERULLI
Name:	KURT CERULLI
Title:	PRESIDENT

SILVERCREST ASSET MANAGEMENT GROUP INC.

1990 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

Exhibit A

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We operate in the multi-family office (MFO)/registered investment adviser (RIA) channel of private wealth management, the fastest growing sector of the market according to Cerulli Associates. The aggregate assets of managers in this channel have doubled from 2005 to 2010, largely due to market share gains primarily from large financial institutions.

Our client relationships with ultra-high not worth individuals currently represent less than 1% of U.S. families with investable assets over $25 million. Our assets represent less than 5% of the $356 billion multi-family office (MFO)/registered investment adviser (RIA) channel, which, according to data from Cerulli Associates, itself represents 8% of the estimated $4.6 trillion high net worth market.

Over the last 14 years, the number of households with over $5 million in net worth has grown at an annual rate of 12% per year, Cerulli Associates estimates that 92% of the $4.6 trillion high net worth market is at firms outside the MFO/RIA channel.

Cerulli Associates estimates that MFO/RIAs are the fastest growing firms in the wealth management industry. Assets have doubled over the last five years as they have taken greater market share, primarily from large financial institutions. Assets managed by MFO/RIAs grew from 2005-2010 at a CAGR of 14.9% as compared with a 4.3% CAGR for all high net worth providers. Cerulli Associates further estimates that high net worth managed assets will grow at a 9.4% CAGR from 2010 through 2014. We are an RIA which is also regarded as an MFO, and thus we are well positioned to benefit from the growth Cerulli Associates foresees.

Continuing our short-term growth strategy, we intend to establish offices in major wealth centers on the West Coast, in the Southwest and in the Midwest in order to be closer to both our clients and to prospective clients. The following chart identifies those U.S. cities which contain the greatest number of families with net worth of $30 million or more:

RANK	CITY	RESIDENTS WITH A NET WORTH > $30 MILLION
1	New York, NY	7,270
2	Los Angeles, CA	4,350
3	San Francisco, CA	4,230
4	Chicago, IL	2,550
5	Washington, DC	2,300
6	Houston, TX	2,250
7	Dallas, TX	1,855
8	Atlanta, GA	960
9	Boston, MA	890
10	Seattle, WA	885

Source: Cerulli Associates/Wealth-X